
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: February 6, 2002



SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

PROCESSED

FEB 14 2002

THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    ☒   Form 20-F   ❑   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    ❑   Yes   ☒   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Press Release

Swisscom Mobile launches mobile data transfer via GPRS

On 1 February 2002 Swisscom Mobile will start offering GPRS (General Packet Radio Service) on a commercial basis. GPRS will be activated automatically and free of charge for customers with contracts: only the volume of transmitted data will be billed. GPRS will make the transmission of e-mails, for example, and chatting via mobile phone cheaper and more user-friendly.

GPRS technology has been integrated in Swisscom Mobile's existing NATEL® network for over a year. Last year several thousand test users helped to check out the quality: Swisscom Mobile held back with the rollout of GPRS until the high requirements for both the mobile network and the GPRS terminals had been met.

Comprehensive service offering – fair volume-based pricing

An advantage of GPRS technology is that once connections have been set up to a mobile data service they remain in place; this speeds up and simplifies access to, for example, e-mails or information services (such as news, traffic, financial data, etc.). With GPRS, callers can still get through while a data connection is running. To make it as easy as possible for users to enter the world of mobile data, Swisscom Mobile is activating GPRS automatically and free of charge for all NATEL® subscribers.

Instead of a basic monthly charge, subscribers are billed only for the volume of data transmitted. At the present time Swisscom Mobile's GPRS offering is not only the best quality-wise in Switzerland but also the cheapest: The data transfer of each 10 Kilobytes costs CHF 0.19 until one Megabyte per month has been reached, then it drops to CHF 0.10. The smallest billable unit for a GPRS session is 10 Kilobytes. As a comparison: an average WAP page is smaller than 1 Kilobyte. This makes the spontaneous and regular accessing of WAP pages considerably cheaper.

From the outset Swisscom Mobile customers will be able to use GPRS to access a wide range of services such as calling up personal e-mails, consulting the SBB train timetable or participating in mobile chats. The mobile portal of Swisscom Mobile offers a comprehensive range of services.

Swisscom Ltd
Group Media Relations
3050 Bern

Phone   +41-31-342 91 93
Fax   +41-31-342 06 70

www. swisscom.com
media@swisscom.com

 **Press Release**

GPRS paves the way for mobile data communication

Packet-switched data transmission makes GPRS the most important forerunner of UMTS, the third mobile generation. Both technologies will provide the basis for further growth in mobile data communication. Even after the rollout of UMTS, GPRS will continue to be deployed as a complementary technology for several years to come. Already today GPRS permits data transmission speeds of up to approximately 40 kbit/s.

To be able to use GPRS customers require a corresponding handset. A large selection of those are already available in Swisscom Shops and specialist outlets.

More information on GPRS: www.swisscom-mobile.ch/gprs

More information on services and offerings: www.gomobile.ch

As already announced, journalists are cordially invited to a media conference:

Today, Wednesday, 16 January 2002, at 10.30 am. Location: Swisscom Business Solutions Center, Füsslistrasse 6, 8001 Zurich, (tram 6, 7, 11 or 13 from Zurich Main Station to "Augustinergasse/Rennweg"), reception desk 2nd floor. Doors will open at 10.00 am.

Journalists will be able to try out GPRS for themselves as well as talk to, among others, Carsten Schloter, CEO of Swisscom Mobile Ltd

---

Berne, 16 January 2002

Swisscom Ltd
Group Media Relations
3050 Bern

Phone   +41-31-342 91 93
Fax   +41-31-342 06 70

www. swisscom.com
media@swisscom.com


Swisscom to dispose of its stake in UTA

Swisscom is to sell its minority shareholding in Austrian-based UTA Telekom AG to the joint owner Vereinigte Telekom Österreich Beteiligungs GesmbH (VTÖB). The parties involved have agreed not to disclose the price.

VTÖB will take over all of Swisscom's 45.5% stake in UTA. Swisscom will waive loan claims in respect of UTA to the tune of CHF 210 million. A value adjustment to this effect will be booked in fiscal year 2001.

VTÖB, which is composed of eight regional Austrian utilities, will continue to develop UTA's fixed-network and Internet activities together with the Austrian Raiffeisen Group. UTA, the largest alternative fixed-line operator currently employs 640 persons. The commercial links between Swisscom and UTA will be maintained. The closing is subject to the approval of the monopolies commission and the responsible bodies.

Swisscom acquired a majority stake in UTA in May 1998. In November 2000 this was reduced to 45.5% as a result of the takeover of Netway Communications AG which meant Swisscom giving up of its UTA shares to the Austrian Raiffeisen Group.

The disposal is in line with Swisscom's international strategy of focussing on mobile service providing and data business.

Berne, 31 January 2002

Swisscom Ltd
Group Media Relations
CH-3050 Berne

Phone   +41 31 342 91 93
Fax   +41 31 342 06 70

www.swisscom.com
media@swisscom.com